Exhibit 1

Ellomay Capital Announces a One-for-Ten Reverse Split

Tel-Aviv, Israel, June 2, 2011 – Ellomay Capital Ltd. (EMYCF.PK) (“Ellomay” or the “Company”), announced today that a one-for-ten reverse split of its outstanding ordinary shares will become effective on Thursday, June 9, 2011.

After the reverse split, the number of the Company’s authorized ordinary shares will decrease from 170,000,000 to 17,000,000, the number of outstanding ordinary shares is expected to decrease from 107,778,493 to approximately 10,777,850 (subject to a final calculation reflecting the rounding of fractional shares) and the par value per ordinary share will increase from NIS 1.00 to NIS 10.00. All fractional shares resulting from the reverse split that are one-half share or more will be increased to the next higher whole number of shares and all fractional shares that are less than one-half share will be decreased to the next lower whole number of shares.

The reverse share split is intended to increase the per share trading price of the Company’s ordinary shares as part of the Company’s efforts to qualify for the listing of its ordinary shares on NYSE Amex exchange. In that regard, the Company is currently undergoing an eligibility review at the NYSE Amex and believes that the listing of its ordinary shares on the NYSE Amex exchange would provide it with greater access to public capital markets and could increase the liquidity and trading volume of its ordinary shares.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli company that invests in the energy and infrastructure fields, primarily in Italy and in Israel. The Company’s investments include several photovoltaic plants, located in the Marche and Puglia Regions in Italy, holdings in the Dorad power plant located in Ashkelon, Israel and rights in several gas and oil exploration licenses in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in the price of ordinary shares following the reverse split and results of discussions with regulated trading markets. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com